FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of January, 2012

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X     Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____ No     X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
4 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement regarding completed implementation of share increase plan by controlling shareholder of Huaneng Power International, Inc. (the “Registrant”), made by the Registrant on January 4, 2012.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT REGARDING COMPLETION OF
IMPLEMENTATION OF SHARE INCREASE PLAN BY
CONTROLLING SHAREHOLDER OF THE COMPANY

This announcement is issued pursuant to Rules 13.09(1) and (2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Huaneng Power International, Inc. (the "Company") received a notification on 31 December 2011 from the Company’s controlling shareholder, China Huaneng Group ("Huaneng Group") that as of 30 December 2011, the plan for increasing its shareholding in the Company's shares by not more than 2% of the total issued shares ("this round of share increase plan") has been implemented and completed, details of which are as follows:

Huaneng Group has on 31 December 2010 though its wholly-owned subsidiary, Huaneng Capital Services Company Limited ("Huaneng Capital"), via the trading system at the Shanghai Stock Exchange initially acquired 12,876,654 A shares of the Company, and proposes to continue the increase in its shareholding in the Company's shares in the secondary market through Huaneng Capital and other concerted party(ies) or in its own name based on its own needs and the market conditions within the next twelve months (starting from 31 December 2010). The aggregate of such acquisition will not exceed 2% of the issued shares of the Company (inclusive of the shares initially acquired).

As of 30 December 2011, Huaneng Group has completed this round of share increase plan. Throughout the implementation of this round of share increase plan, Huaneng Group has through its wholly-owned subsidiary, Huaneng Capital, and its controlling subsidiary, China Huaneng Finance Corporation Limited, acquired in aggregate 156,496,654 A shares of the

Company, representing approximately 1.11% of the total issued share capital of the Company. Upon completion of this round of share increase plan, Huaneng Group directly and indirectly controls 7,298,283,321 shares of the Company, representing approximately 51.93% of the total issue share capital of the Company.

Huaneng Group confirms that Huaneng Group (including the concerted parties which had acquired the Company's shares) had not reduced the shares held by them during the period when this round of share increase plan was implemented.

By Order of the Board Huaneng Power International, Inc. Gu Biquan Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Shao Shiwei
(Executive Director)	(Independent Non-executive Director)
Huang Long	Wu Liansheng
(Non-executive Director)	(Independent Non-executive Director)
Li Shiqi	Li Zhensheng
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Qi Yudong
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Zhang Shouwen
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)

Beijing, the PRC
4 January 2012

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Gu Biquan

Name: Gu Biquan
Title: Company Secretary

Date:    January 5, 2012